

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 10, 2010

Michael J. Rapisand
Corporate Secretary and Chief Financial Officer
Xplore Technologies Corp.
14000 Summit Drive, Suite 900
Austin, TX 78728

> **Re:** **Xplore Technologies Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 3, 2010**
> **File No. 000-52697**

Dear Mr. Rapisand:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel